UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 27)

Allergan, Inc.

(Name of Subject Company)

Allergan, Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

018490102

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

2525 Dupont Drive

Irvine, California 92612

(714) 246-4500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Paul D. Tosetti, Esq.	David A. Katz, Esq.
Cary K. Hyden, Esq.	Daniel A. Neff, Esq.
Michael A. Treska, Esq.	Wachtell, Lipton, Rosen & Katz
Latham & Watkins LLP	51 West 52nd Street
650 Town Center Drive, 20th Floor	New York, New York 10019
Costa Mesa, California 92626	(212) 403-1000
(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 27 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Allergan, Inc., a Delaware corporation (“Allergan”), with the Securities and Exchange Commission (the “SEC”) on June 23, 2014, as last amended by Amendment No. 26, filed with the SEC on November 5, 2014, relating to the unsolicited offer by Valeant Pharmaceuticals International, Inc., a corporation continued under the laws of the Province of British Columbia (“Valeant”), through its wholly owned subsidiary, AGMS Inc., a Delaware corporation, to exchange each outstanding share of Allergan’s common stock, par value $0.01 per share (including the associated preferred stock purchase rights, the “Shares”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”), and $72.00 in cash, or an equal amount of cash or number of Valeant Common Shares, upon the terms and subject to the election and proration procedures and other conditions set forth in its Preliminary Prospectus/Offer to Exchange, dated June 18, 2014 (as amended or supplemented from time to time), and the related letter of election and transmittal. Except as specifically noted herein, the information set forth in the Statement remains unchanged. This Amendment is being filed to reflect certain updates as reflected below:

Item 7. Purposes of the Transaction, Plan or Proposals.

The second paragraph in the section of the Statement entitled “Item 7. Purposes of the Transaction, Plan or Proposals” is hereby amended and restated as follows:

Notwithstanding the foregoing, we have been approached by another party regarding a potential merger transaction. Discussions between us and that party have continued and may lead to negotiations. We cannot provide assurance on the outcome of these discussions regarding transactions we have not announced. Our Board has determined that premature disclosure with respect to the possible terms of any transaction might jeopardize continuation of any discussions or negotiations, and accordingly our Board has instructed management not to disclose the possible terms or status of any such transactions or proposals, or the parties thereto, if an agreement in principle relating thereto has not been reached or, upon the advice of counsel, unless and until disclosure may otherwise be required by law.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ALLERGAN, INC.

By:	/s/ Matthew J. Maletta
Name:	Matthew J. Maletta
Title	Vice President,
Associate General Counsel and Secretary

Dated: November 6, 2014